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                                                                    EXHIBIT 12.1

         For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, equity in net income (loss) from equity investments and fixed charges (such fixed charges have been adjusted to exclude capitalized interest). Fixed charges consist of interest expense, including capitalized interest, amortization of loan costs related to long-term debt and the estimated interest component of rent expense. On a pro forma basis, giving effect to the use of a portion of the proceeds for the redemption of our 7.875% Senior Notes due 2004 and as if the redemption occurred at the beginning of the period, our ratio of earnings to fixed charges for the year ended November 30, 2003 would have been 8.1x and for the six months ended May 31, 2004 would have been 6.4x.